UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ASTEA INTERNATIONAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04622E208

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04622E208

1.	Names of Reporting Persons Versata Enterprises, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 273,830

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 273,830

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,830

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 04622E208

1.	Names of Reporting Persons Trilogy, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 273,830

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 273,830

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,830

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 04622E208

1.	Names of Reporting Persons Joseph A. Liemandt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 273,830

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 273,830

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,830

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) IN/HC

This Amendment No. 2 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed September 4, 2008 by the reporting persons with the Commission, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed September 30, 2008 by the reporting persons with the Commission (as amended, the “Schedule 13D”).  Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(c)     Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
October 10, 2008	Versata Enterprises, Inc.	9,773	0	$3.0053	(1)	Open market purchase
October 13, 2008	Versata Enterprises, Inc.	33,951	0	$2.8693	(1)	Open market purchase
October 14, 2008	Versata Enterprises, Inc.	630	0	$2.8690	(1)	Open market purchase
October 15, 2008	Versata Enterprises, Inc.	4,400	0	$3.0000	(1)	Open market purchase

(1)           Excludes commission of $0.02 per share.

Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.”

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1

Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to the Schedule 13D related to the common stock of the issuer filed September 4, 2008 by the reporting persons with the Commission)

99.1

Additional Information (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the common stock of the issuer filed September 4, 2008 by the reporting persons with the Commission)

99.2

Letter dated September 29, 2008 (incorporated herein by reference from Exhibit 99.2 to Amendment No. 1 to the Schedule 13D related to the common stock of the issuer filed September 30, 2008 by the reporting persons with the Commission)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 17, 2008	VERSATA ENTERPRISES, INC.

		By:	/s/ Joseph A. Liemandt
		Name:	Joseph A. Liemandt
		Title:	Assistant Secretary

	October 17, 2008	TRILOGY, INC.

		By:	/s/ Joseph A. Liemandt
		Name:	Joseph A. Liemandt
		Title:	President and Chief Executive Officer

	October 17, 2008	JOSEPH A. LIEMANDT

		By:	/s/ Joseph A. Liemandt
		Name:	Joseph A. Liemandt

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1

Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to the Schedule 13D related to the common stock of the issuer filed September 4, 2008 by the reporting persons with the Commission)

99.1

Additional Information (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the common stock of the issuer filed September 4, 2008 by the reporting persons with the Commission)

99.2

Letter dated September 29, 2008 (incorporated herein by reference from Exhibit 99.2 to Amendment No. 1 to the Schedule 13D related to the common stock of the issuer filed September 30, 2008 by the reporting persons with the Commission)